Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation (Commission File No. 001-08661)

Form S-4 File No.: 333-206056

The following is a news release that was posted to ACE’s website on September 8, 2015.

ACE Limited Bärengasse 32 CH-8001 Zurich Switzerland	acegroup.com @ACEGroup

ACE Announces Future Field Leadership Team for North America

Appointments to become effective upon completion of ACE’s acquisition of Chubb

Zurich — September 8, 2015 — ACE Limited announced today the leadership team it intends to appoint for the company’s North America field organization. The appointments will take effect upon completion of the acquisition of Chubb, which is expected in the first quarter of 2016.

As previously announced, Harold L. Morrison, Jr. will serve as Senior Vice President of the new Chubb Group and Division President, Field Operations, for the North America Insurance division. Currently Executive Vice President, Chief Global Field Officer and Chief Administrative Officer of The Chubb Corporation, Mr. Morrison will be responsible for the field organization in North America, which includes 48 offices in the U.S. and Canada. He will be responsible for the effective management of regional and branch office functions for the purposes of executing the company’s North American business strategies locally by delivering a full complement of capabilities and services to its agent and broker distribution partners and managing these important long-term business relationships.

Gerard M. Butler will serve as Executive Vice President and Deputy Field Officer for North America, with responsibility for coordinating the company’s North American distribution relationships, sales results and practices, and field analytics resources. Mr. Butler is currently Executive Vice President and U.S. Field Territory Operations Manager of Chubb & Son. Mr. Butler will report to Mr. Morrison.

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Reporting to Mr. Morrison will be eight Regional Executive Officers (REOs) who will operate a 48-branch network across the U.S. and Canada, divided into eight regions headquartered in New York City, Boston, Philadelphia, Atlanta, Chicago, Dallas, Los Angeles and Toronto. The REOs will be responsible for executing the regional underwriting and sales strategies of the North American business units, staff management, production, profit and loss, and distribution management. Reporting to each REO will be a Regional Chief Operating Officer (RCOO), and together the REO and RCOO will work as the leadership team managing each significant territory.

•	John M. Swords will serve as Senior Vice President, North America Insurance, and REO of the Boston Region. Mr. Swords is currently Senior Vice President and Boston Regional Branch Manager of Chubb & Son. Reporting to Mr. Swords and serving as RCOO will be Mitchell C. Schmidt, who will lead the Boston office. Mr. Schmidt is currently REO, Northeast, ACE USA. The branch offices in the region will be New Haven and Rochester.

•	John J. Alfieri will serve as Executive Vice President, North America Insurance, and REO of the New York Region. Mr. Alfieri is currently Division President, Regional Operations, ACE USA, and Division President of Global Accounts, North America. Reporting to Mr. Alfieri and serving as RCOO will be Peter J. Tucker, who will lead the New York office. Mr. Tucker is currently Senior Vice President and New York/New Jersey Regional Branch Manager of Chubb & Son. The branch offices in the region will be White Plains, Uniondale and Warren.

•	Robert M. Poliseno will serve as Senior Vice President, North America Insurance, and REO of the Philadelphia Region. Mr. Poliseno is currently REO, Mid-Atlantic Region, ACE USA. Reporting to Mr. Poliseno and serving as RCOO will be Kelly P. O’Leary, who will lead the Philadelphia office. Ms. O’Leary is currently Senior Vice President and Philadelphia Regional Branch Manager of Chubb & Son. The branches in the region will be Pittsburgh, Harrisburg, Washington, D.C., Richmond and Baltimore.

•	D. Scott Dalton will serve as Senior Vice President, North America Insurance, and REO of the Atlanta Region. Mr. Dalton is currently Senior Vice President and Atlanta Regional Branch Manager of Chubb & Son. Reporting to Mr. Dalton and serving as RCOO will be James M. Shevlin, who will lead the Atlanta office. Mr. Shevlin is currently REO, Southeast Region, ACE USA. The branches in the region will be Tampa, Birmingham, Nashville and Charlotte.

•	Kelley J. Kinsella will serve as Senior Vice President, North America Insurance, and REO of the Chicago Region. Ms. Kinsella is currently REO, Midwest Region, ACE USA. Reporting to Ms. Kinsella and serving as RCOO will be Kevin G. Smith, who will lead the Chicago office. Mr. Smith is currently Senior Vice President and Chicago Regional Branch Manager of Chubb & Son. The branches in the region will be Itasca, Detroit, Milwaukee, Grand Rapids, Minneapolis, Des Moines, St. Louis, Kansas City, Cincinnati, Cleveland, Indianapolis, Columbus and Louisville.

•	Timothy E. Rau will serve as Senior Vice President, North America Insurance, and REO of the Dallas Region. Mr. Rau is currently REO, Southwest Region, ACE USA. Reporting to Mr. Rau and serving as RCOO will be Gary R. Delong, who will lead the Dallas office. Mr. Delong is currently Senior Vice President and Dallas Regional Branch Manager of Chubb & Son. The branches in the region will be Houston, Austin, Tulsa and Denver.

•	James A. Darling will serve as Senior Vice President, North America Insurance, and REO of the Los Angeles Region. Mr. Darling is currently Senior Vice President and Los Angeles Regional Branch Manager of Chubb & Son. Reporting to Mr. Darling and serving as RCOO will be Andrea T. Pearson, who will lead the Los Angeles office. Ms. Pearson is currently REO, Los Angeles/Western Region, ACE USA. The branches in the region will be San Francisco, Newport Beach, San Ramon, Seattle, Portland and Phoenix.

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•	Ellen J. Moore will serve as Senior Vice President, North America Insurance, and REO, Canadian Operations. Ms. Moore is currently Senior Vice President and Canadian Zone Officer of Chubb & Son. Reporting to Ms. Moore and serving as RCOO will be Andy Hollenberg, who will lead the Toronto office. Mr. Hollenberg is currently Country President, Canada, ACE Group. The branches in the region will be Montreal, Calgary and Vancouver.

“I am very excited about this exceptionally strong line-up of experienced field leaders who represent the best talent at both ACE and Chubb,” said Mr. Morrison. “The integrated team that is being built represents deep knowledge of broker, agent and client priorities, and a solutions-oriented approach to meeting those priorities that will generate superior results for the organization.”

About ACE Group

ACE Group is one of the world’s largest multiline property and casualty insurers. With operations in 54 countries, ACE provides commercial and personal property and casualty insurance, personal accident and supplemental health insurance, reinsurance and life insurance to a diverse group of clients. ACE Limited, the parent company of ACE Group, is listed on the New York Stock Exchange (NYSE: ACE) and is a component of the S&P 500 index. Additional information can be found at: www.acegroup.com.

Contacts

Investors:

Helen Wilson: (441) 299-9283; helen.wilson@acegroup.com

Media:

Jeffrey Zack: (212) 827-4444; jeffrey.zack@acegroup.com

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb or potential post-acquisition leadership, performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” ”expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about expected officer appointments and the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and

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cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. Moreover, there is no certainty that the individuals identified as expected officers of the combined company will in fact remain employed by ACE or Chubb, respectively, through closing of the transaction. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC, which was most recently amended by a filing with the SEC on September 1, 2015. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders may obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

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